SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        VoiceStream Wireless Corporation
             -----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)



                                    928615103
                            ------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

     ---------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  July 23, 2000
           ----------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Goldman, Sachs & Co.
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [ ]
                                             (b)  [X]
------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [X]
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              0
   SHARES           ----------------------------------------------------
 BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY               10,349,909
    EACH            ----------------------------------------------------
  REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON                0
    WITH            ----------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         10,388,759
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     10,388,759
------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [ ]
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     BD-PN-IA
------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Goldman Sachs Group, Inc.
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              69,541
   SHARES           ----------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY               10,349,909
    EACH            ----------------------------------------------------
 REPORTING          9.   SOLE DISPOSITIVE POWER
   PERSON                69,541
    WITH            ----------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         10,388,759
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,458,300
------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC-CO
------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Advisors, L.L.C.
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              0
    SHARES          ----------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY               8,986,738
    EACH            ----------------------------------------------------
  REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON                0
    WITH            ----------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         8,986,738
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,986,738
------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Capital Partners, L.P.
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              0
   SHARES           ----------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY               8,986,738
    EACH            ----------------------------------------------------
 REPORTING          9.   SOLE DISPOSITIVE POWER
   PERSON                0
    WITH            ----------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         8,986,738
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,986,738
------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                  [  ]
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street Fund 1992, L.P.
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              0
   SHARES           ----------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY               470,401
    EACH            ----------------------------------------------------
 REPORTING          9.   SOLE DISPOSITIVE POWER
  PERSON                 0
   WITH             ----------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         470,401
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     470,401
------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bridge Street Fund 1992, L.P.
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              0
   SHARES           ----------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY               273,069
    EACH            ----------------------------------------------------
 REPORTING          9.   SOLE DISPOSITIVE POWER
   PERSON                0
    WITH            ----------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         273,069
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     273,069
------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street 1992, L.L.C.
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [X ]
------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              0
   SHARES           ----------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY               743,470
    EACH            ----------------------------------------------------
 REPORTING          9.   SOLE DISPOSITIVE POWER
   PERSON                0
    WITH            ----------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         743,470
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     743,470
------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
------------------------------------------------------------------------

         Item 1. Security and Issuer.
                 -------------------

         No change.

         Item 2. Identity and Background.
                 -----------------------

         Item 2 is amended by replacing existing Schedule II-A-i in its entirety with the Schedule II-A-i attached to this amendment, by replacing existing
Schedule II-A-ii in its entirety with the Schedule II-A-ii attached to this amendment and by replacing existing Schedule II-B-i with the Schedule II-B-i attached to this amendment.

         Item 2 is further amended by replacing the eighth paragraph thereof in its entirety as follows:

         During the past five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I, Schedule II-A-i, Schedule II-A-ii, Schedule II-B-i or Schedule II-B-ii hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II-C hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

         No change.

         Item 4. Purpose of Transaction.
                 ----------------------

         No change.

         Item 5. Interest in Securities of the Issuer.
                 ------------------------------------

         Item 5 is hereby amended in its entirety as follows:

         (a) As of July 25, 2000, GS Capital and GS Advisors, through GS Capital's beneficial ownership of 8,986,738 shares of Common Stock, may each be deemed to have beneficially owned 8,986,738 shares of Common Stock, representing approximately 4.2% of the 213,004,636 shares of Common Stock outstanding as of May 4, 2000 (as reported in the Company's Form 10-Q/A filed on May 17, 2000 (the "Form 10-Q/A")).

         As of July 25, 2000, Stone Street may be deemed to have beneficially owned 470,401 shares of Common Stock, representing approximately 0.2% of the 213,004,636 shares of Common Stock outstanding as of May 4, 2000 (as reported in the Form 10-Q/A). As of July 25, 2000, Bridge Street may be deemed to have beneficially owned 273,069 shares of Common Stock, representing approximately 0.1% of the 213,004,636 shares of Common Stock outstanding as of May 4, 2000 (as reported in the Form 10-Q/A). As of July 25, 2000, Stone Street LLC, through Stone Street's and Bridge Street's collective beneficial ownership of 743,470 shares of Common Stock, may be deemed to have beneficially owned 743,470 shares of Common Stock, representing approximately 0.3% of the 213,004,636 shares of Common Stock outstanding as of May 4, 2000 (as reported in the Form 10-Q/A).

         As of July 25, 2000, Goldman Sachs may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of July 25, 2000, Goldman Sachs may be deemed to have beneficially owned 648,723 shares of Common Stock held in Managed Accounts and 9,828 shares of Common Stock held as a result of ordinary course trading activities of Goldman Sachs. Accordingly, as of July 25, 2000, Goldman Sachs may be deemed to have beneficially owned approximately 4.9% of the 213,004,636 shares of Common Stock outstanding as of May 4, 2000 (as reported in the Form 10-Q/A).

         As of July 25, 2000, GS Group, through its direct beneficial ownership of 68,821 shares of Common Stock, may be deemed to have beneficially owned 68,821 shares of Common Stock, and may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnership as herein described. In addition, as of July 25, 2000, GS Group may be deemed to have beneficially owned 648,723 shares of Common Stock held in Managed Accounts and 9,828 shares held as a result of ordinary course trading activities of Goldman Sachs in the Common Stock. In addition, GS Group may be deemed to beneficially own 720 shares of Common Stock issuable upon exercise of vested options held by Terence M. O'Toole, a Managing Director of Goldman Sachs, for the benefit of GS Group. Accordingly, as of July 25, 2000, GS Group may be deemed to have beneficially owned approximately 4.9% of the 213,004,636 shares of Common Stock outstanding as of May 4, 2000 (as reported in the Form 10-Q/A and including the 720 shares issuable upon exercise of the aforementioned options held by Terence M. O'Toole for the benefit of GS Group). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

         None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii to this statement, beneficially owns any shares of Common Stock as of July 25, 2000, other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

         (c) Schedule III sets forth the transactions in the shares of Common Stock which have been effected during the period from May 25, 2000 through July 25, 2000, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule III, were effected in The Nasdaq National Market, the American Stock Exchange, The Chicago Stock Exchange, the Chicago Board Options Exchange or through other broker-dealers. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $962,556.95. Except as set forth in Schedule III, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any such Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto, during the period from May 25, 2000 through July 25, 2000.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Person.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

         Item 6 is hereby amended by adding the following paragraphs:

         Merger Agreement and Related Voting Arrangements

         On July 23, 2000, the Company and Deutsche Telekom AG ("DT") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"), which provides for the merger of a subsidiary of DT with and into the Company. This merger will result in the Company's becoming a wholly owned subsidiary of DT.

         In the merger, with respect to each share of Common Stock, Company stockholders will have the ability to (i) make an all stock election entitling a stockholder to receive 3.7647 shares of DT, (ii) an all cash election entitling a stockholder to receive $200 in cash or (iii) a combination election entitling a stockholder to receive 3.2 DT shares and $30 in cash, in each case subject to proration and to the right of the Company to reduce the aggregate cash consideration as it reasonably determines necessary to permit delivery of the requisite tax opinion pursuant to the Merger Agreement. Company stockholders may elect to receive (with respect to the stock consideration) DT American Depositary Receipts, which will be listed on the New York Stock Exchange, or ordinary DT shares, which will be listed on the Frankfurt Stock Exchange.

         The following persons have entered into agreements with DT (the "Stockholders Agreements") to vote shares of Common Stock, which in the aggregate represent more than 50% of the Company's currently outstanding shares, in favor of the merger:

       John W. Stanton
       Theresa E. Gillespie
       PN Cellular, Inc.
       Stanton Family Trust
       Stanton Communications Corporation
       GS Capital Partners, L.P.
       The Goldman Sachs Group, Inc.

       Bridge Street Fund 1992, L.P.
       Stone Street Fund 1992, L.P.
       Hutchison Telecommunications Holdings (USA) Limited
       Hutchison Telecommunications PCS (USA) Limited
       Sonera Corporation
       Sonera Holding, B.V.
       Deutsche Telekom AG
       Telephone and Data Systems, Inc.

         The Merger Agreement requires that the merger be presented to the Company stockholders for a vote even if the Company's board of directors no longer recommends that the stockholders approve the merger. The consummation of the merger is subject to a number of conditions, including receipt of regulatory approvals or expiration of applicable waiting periods, including with respect to the Federal Communications Commission, the Hart-Scott-Rodino Antitrust Improvements Act and the European Economic Community and a no-action position under Exxon-Florio.

         The Merger Agreement may be terminated, among other reasons, by the Company if the merger has not occurred by September 30, 2001, and by DT if the merger has not occurred by December 31, 2001, or by either party if a burdensome condition (as defined in the Merger Agreement) is imposed by any regulatory body in granting its approval.

         DT will invest $5 billion in preferred stock of the Company having a liquidation preference of $1,280 per share, which will become convertible into Common Stock at $160 per share if the Merger Agreement is terminated. The preferred stock will vote with the Common Stock as a single class and will have one vote per share. If the preferred stock issued to DT is converted into Common Stock, DT's ownership of the outstanding Common Stock would be approximately 10%. Further, upon such conversion into Common Stock, an amendment to the existing Voting Agreement among certain stockholders of the Company, described below, entered into by DT and such other stockholders of the Company that will permit DT to designate two members of the Company's board will become effective. In addition, the Company has granted DT the right to purchase its pro rata amount of certain subsequent issuances of equity securities by the Company in order to permit DT to maintain its percentage ownership of the Company (subject to limitations) and DT has agreed to a standstill limiting its ownership of the Company to 33% in the first two years, 36% in the third year and 40% in the fourth and fifth years following the date of the Merger Agreement.

         First Amended and Restated Voting Agreement

         The Voting Agreement will remain in effect unless and until DT converts its Company preferred stock into Common Stock, in which case the Voting Agreement will be amended and restated as described herein pursuant to the First Amended and Restated Voting Agreement, dated as of July 23, 2000 (the "First Amended and Restated Voting Agreement"). Under the terms of the First Amended and Restated Voting Agreement, the filing persons will vote their shares of Common Stock in favor of a board consisting of 19 persons (subject to adjustment) designated as follows:

         (i) John Stanton, as long as he is the chief executive officer of the Company;

         (ii) One member designated by John Stanton, so long as he or his permitted transferees beneficially own at least 4,500,000 shares;

         (iii) Four members designated by Hutchison Telecommunications PCS USA Limited ("Hutchison PCS") (or if Hutchison PCS has transferred all of its shares to permitted transferees of Hutchison PCS, four designees of such permitted transferees) and its affiliated entities. Such number of designees shall be subject to increases (rounded to the nearest whole number), depending upon increases in Hutchison PCS's (and its permitted transferees') percentage ownership of outstanding shares (including without limitation shares issuable to Hutchison PCS (and its permitted transferees) upon conversion of the Company preferred stock held by Hutchison PCS), in which event the board shall be expanded by one member to accommodate each such new designee unless there are vacancies on the board and the board determines to fill any vacancies with such designees so that the percentage of the entire board represented by Hutchison PCS's designees (rounded to the nearest whole number) shall be proportionate to Hutchison PCS's (and its permitted transferees') aggregate percentage ownership of outstanding shares (including without limitation shares issuable to Hutchison PCS (and its permitted transferees) upon conversion of the preferred stock held by Hutchison PCS);

         (iv) One member designated by GS Group, GS Capital, Bridge Street and Stone Street (collectively, the "Goldman Entities") and their permitted transferees, so long as such entities beneficially own at least 4,500,000 shares;

         (v) Four members who were on the board of directors of Omnipoint Corporation ("Omnipoint") prior to the acquisition (the "Omnipoint Reorganization") of Omnipoint by the Company and who are selected by Omnipoint to serve (the following persons have been designated by Omnipoint to serve as directors: Douglas G. Smith, Richard L. Fields, James N. Perry, Jr. and James J. Ross; such persons being collectively referred to as the "Omnipoint Designees") until and including the second annual meeting of stockholders of the Company taking place after February 25, 2000 (it being understood that such four members shall serve until such time as the term of office of the directors elected at such second annual meeting terminates);

         (vi) One member designated by Sonera Corporation ("Sonera") and its permitted transferees so long as such entities beneficially own at least 4,500,000 shares; provided, however, that if Sonera beneficially owns more than 9,800,000 shares and Telephone Data Systems, Inc. ("TDS") beneficially owns less than 4,500,000 shares, the number of members that Sonera will be entitled to designate will be two;

         (vii) One member designated by TDS and its permitted transferees so long as such entities beneficially own at least 4,500,000 shares, such director to be elected to the board by action of the board promptly after TDS designates a member; provided, however, that if TDS beneficially owns more than 9,800,000 shares and Sonera beneficially owns less than 4,500,000 shares, the number of members that TDS will be entitled to designate will be two;

         (viii) Two members designated by DT and its permitted transferees so long as such entities beneficially own at least 9,800,000 shares, such directors to be elected to the board by action of the board promptly after DT designates such members; provided, however, that if DT beneficially owns at least 4,500,000 shares but less than 9,800,000 shares, the number of members that DT will be entitled to designate will be one;

         (ix) The then president of the Company;

         (x) The then vice-chairman of the Company; and

         (xi) The remaining members of the board as selected by a majority of the directors designated pursuant to clauses (i), (ii), (iv), (ix) and (x).

         No designee to the board may be removed (except removal for cause under applicable law) without the written consent of the persons who designated the director (in the case of the Omnipoint Designees, a majority of the board of directors of Omnipoint as such board of directors existed immediately prior to the Omnipoint Reorganization).

         Notwithstanding the foregoing:

         (A) if at any time the Goldman Entities (and their permitted transferees) shall cease to beneficially own at least 4,500,000 shares, then in such event, they (or, if they have transferred all of their shares to permitted transferees, their permitted transferees) shall not be entitled to designate any member of the board;

         (B) if at any time John Stanton (and his permitted transferees) shall cease to beneficially own at least 4,500,000 shares, then in such event, John Stanton (or, if John Stanton has transferred all of his shares to permitted transferees, his permitted transferees) shall not be entitled to designate any member of the board (except that Stanton shall continue to serve on the board for so long as he holds the office of chief executive officer of the Company);

         (C) the number of designees of Hutchison PCS (and its permitted transferees) shall be subject to decreases (rounded to the nearest whole number) depending upon reductions in Hutchison PCS's (and its permitted transferees') percentage ownership of outstanding shares (including without limitation shares issuable to Hutchison PCS (and its permitted transferees) upon conversion of the Company preferred stock held by Hutchison PCS), so that the percentage of the entire board represented by Hutchison PCS's (and its permitted transferees') designees (rounded to the nearest whole number) shall be proportionate to Hutchison PCS's (and its permitted transferees') aggregate percentage ownership of outstanding shares, in which event the number of designees Hutchison PCS (and its permitted transferees) are entitled to designate to the board shall be reduced so that the percentage of the entire board represented by Hutchison

PCS's (and its permitted transferees') designees (rounded to the nearest whole number) shall be proportionate to Hutchison PCS's (and its permitted transferees') aggregate percentage ownership of outstanding shares; provided, however, that so long as Hutchison PCS (and its permitted transferees) beneficially owns at least 9,800,000 shares, then in such event Hutchison PCS and its permitted transferees shall be entitled to designate at least two members of the board; and provided, further, that if at any time Hutchison PCS (and its permitted transferees) shall cease to beneficially own at least (i) 9,800,000 shares, but shall continue to beneficially own at least 4,500,000 shares, then in such event Hutchison PCS and its permitted transferees shall be entitled to designate only one member of the board; and (ii) 4,500,000 shares, then in such event, Hutchison PCS and its permitted transferees shall not be entitled to designate any member of the board;

         (D) if at any time Sonera (and its permitted transferees) shall cease to beneficially own at least (i) 9,800,000 shares at a time when Sonera is entitled to designate two directors, then in such event, Sonera (or, if Sonera has transferred all of its shares to permitted transferees of Sonera, its permitted transferees) shall be entitled to designate only one member of the board; and (ii) 4,500,000 shares, then in such event, Sonera (or, if Sonera has transferred all of its shares to permitted transferees of Sonera, its permitted transferees) shall not be entitled to designate any member of the board;

         (E) if at any time TDS (and its permitted transferees) shall cease to beneficially own at least (i) 9,800,000 shares at a time when TDS is entitled to designate two directors, then in such event, TDS (or, if TDS has transferred all of its shares to permitted transferees of TDS, its permitted transferees) shall be entitled to designate only one member of the board; and (ii) 4,500,000 shares, then in such event, TDS (or, if TDS has transferred all of its shares to permitted transferees of TDS, its permitted transferees) shall not be entitled to designate any member of the Board;

         (F) if at any time DT (and its permitted transferees) shall cease to beneficially own at least (i) 9,800,000 shares, but shall continue to beneficially own at least 4,500,000 shares), then in such event, DT (or, if DT has transferred all of its shares to permitted transferees of DT, its permitted transferees) shall be entitled to designate only one member of the board; and
(ii) 4,500,000 shares, then in such event, DT (or, if DT has transferred all of its shares to permitted transferees of DT, its permitted transferees) shall not be entitled to designate any member of the board.

         (G) any vacancies on the board created by reason of the provisions of subsections (A) through (F) above shall be filled by the vote of a majority of the directors then in office (unless such directors determine to reduce the size of the board after a vacancy is created) to serve until the next annual meeting of stockholders of the Company, and at the next annual meeting shall be filled by a vote of a plurality of all stockholders of the Company; provided, however, that in the event that the size of the board shall have increased by reason of Hutchison PCS having the right to designate additional director(s) and thereafter Hutchison PCS shall cease to have the right to so designate such additional director(s), the size of the board shall be appropriately reduced and each of the parties to the First Amended and Restated Voting

Agreement (and each of their respective permitted transferees) will vote, or cause to be voted, all of the shares then beneficially owned by it (whether now owned or hereafter acquired), in person or by proxy (and, shall take all other necessary or desirable actions within such party's (or its permitted transferees') control including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), to cause such reduction in the board.

         (H) Notwithstanding anything to the contrary contained in the First Amended and Restated Voting Agreement, Hutchison's right to transfer its right to designate directors to certain block transferees as set forth in Sections 14 and 15 of the stockholders agreement of VoiceStream Wireless Corporation, dated February 17, 1998, as amended, among Western Wireless Corporation, a Washington corporation, the Company and Hutchison PCS, shall continue in full force and effect until terminated in accordance with the terms of such stockholders agreement.

          Transfer Restrictions Pursuant to the Stockholders Agreement

         Pursuant to the stockholders agreement entered into between DT and the Goldman Entities, in addition to agreeing to vote in favor of the merger with DT the Goldman Entities have agreed with DT not to transfer any Common Stock (or DT shares received with respect to their Common Stock in the merger) except for the percentage of their holdings set forth below, subject to certain exceptions:

     o Until the later of January 1, 2001 and the Company stockholders' meeting to approve the merger: none.

     o From the later of January 1, 2001 and the Company stockholders' meeting to approve the merger until the merger occurs: 17.5%, except that if the merger has not occurred by July 31, 2001 the percentage thereafter will be increased by 3.75% on August 1, 2001, and if the merger has not occurred by August 31, 2001 the percentage thereafter will be increased by another 3.75% on September 1, 2001.

     o   For the three-month period following the merger: none

     o   For the three-month period ending six months after the merger: 40%

     o   After six months after the merger: 100%.

         The descriptions of the Merger Agreement and the First Amended and Restated Voting Agreement contained herein are subject, and qualified in their entirety by reference to, the Merger Agreement and the First Amended and Restated Voting Agreement, respectively, each of which has been made an exhibit to this amendment and is hereby incorporated by reference in this Item 6, and the description of the Stockholders Agreements contained herein are subject to, and qualified in their entirety by reference to, the stockholders agreement entered into by DT and the Goldman Entities, which has been made an exhibit to this amendment and is hereby incorporated by reference in this Item 6.

         Except as described in this statement, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

         Item 7. Material To be Filed as Exhibits.
                 --------------------------------

     99.1 The Voting Agreement (incorporated by reference to Exhibit 10.98 of the Schedule 13D filed on March 2, 2000 by John Stanton with respect to the Company).
     99.2 The Registration Rights Agreement (incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation's registration statement on Form 10/A).
     99.3 Joint Filing Agreement, dated February 14, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners, L.P., GS Advisors, L.L.C., Stone Street Fund 1992, L.P., Bridge Street Fund 1992, L.P. and Stone Street 1992, L.L.C. (previously filed).
     99.4 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co. (previously filed).
     99.5 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc. (previously filed).
     99.6 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners, L.P. (previously filed).
     99.7 Power of Attorney, dated February 1, 2000, relating to GS Advisors, L.L.C. (previously filed).
     99.8 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1992, L.P. (previously filed).
     99.9 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1992, L.P. (previously filed).
     99.10 Power of Attorney, dated December 16, 1999, relating to Stone Street 1992, L.L.C. (previously filed).
     99.11 The Amended and Restated Voting Agreement, dated as of July 23, 2000 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on July 28, 2000 by the Company).
     99.12 The Stockholders Agreement between DT and the Goldman Entities, dated as of July 23, 2000.
     99.13 The Agreement and Plan of Merger, dated as of July 23, 2000, between DT and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on July 28, 2000 by the Company).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2000

                                  GOLDMAN, SACHS & CO.

                                  By: /s/ Roger S. Begelman
                                     --------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-Fact

                                  THE GOLDMAN SACHS GROUP, INC.

                                  By: /s/ Roger S. Begelman
                                     --------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-Fact

                                  GS ADVISORS, L.L.C.

                                  By: /s/ Roger S. Begelman
                                     --------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-Fact

                                  GS CAPITAL PARTNERS, L.P.

                                  By: /s/ Roger S. Begelman
                                     --------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-Fact

                                  STONE STREET FUND 1992, L.P.

                                  By: /s/ Roger S. Begelman
                                     --------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-Fact

                                  BRIDGE STREET FUND 1992, L.P.

                                   By: /s/ Roger S. Begelman
                                      -------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-Fact



                                  STONE STREET 1992, L.L.C.

                                  By: /s/ Roger S. Begelman
                                     --------------------------------
                                       Name:  Roger S. Begelman
                                       Title: Attorney-in-Fact

                                  Exhibit Index
                                  -------------


     99.1 The Voting Agreement (incorporated by reference to Exhibit 10.98 of the Schedule 13D filed on March 2, 2000 by John Stanton with respect to the Company).
     99.2 The Registration Rights Agreement (incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation's registration statement on Form 10/A).
     99.3 Joint Filing Agreement, dated February 14, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners, L.P., GS Advisors, L.L.C., Stone Street Fund 1992, L.P., Bridge Street Fund 1992, L.P. and Stone Street 1992, L.L.C. (previously filed).
     99.4 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co. (previously filed).
     99.5 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc. (previously filed).
     99.6 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners, L.P. (previously filed).
     99.7 Power of Attorney, dated February 1, 2000, relating to GS Advisors, L.L.C. (previously filed).
     99.8 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1992, L.P. (previously filed).
     99.9 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1992, L.P. (previously filed).
     99.10 Power of Attorney, dated December 16, 1999, relating to Stone Street 1992, L.L.C. (previously filed).
     99.11 The Amended and Restated Voting Agreement, dated as of July 23, 2000 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on July 28, 2000 by the Company).
     99.12 The Stockholders Agreement between DT and the Goldman Entities, dated as of July 23, 2000.
     99.13 The Agreement and Plan of Merger, dated as of July 23, 2000, between DT and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on July 28, 2000 by the Company).

                                                                 SCHEDULE II-A-i
                                                                 ---------------

         The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners, L.P., are set forth below.

         The business address for all the executive officers listed below except
Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers listed below are United States citizens.


 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     President                              Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Vice President                         Managing Director of Goldman, Sachs & Co.

 Elizabeth C. Fascitelli                 Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Vice President                         Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman, Sachs & Co.

 Barry S. Volpert                        Vice President                         Managing Director of Goldman Sachs International

 David J. Greenwald                      Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Esta E. Stecher                         Assistant Secretary                    Managing Director of Goldman, Sachs & Co.




 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------


 James B. McHugh                         Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 Patrick P. Mulvihill                    Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Sarah Smith                             Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Dan H. Jester                           Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 David A. Viniar                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 John E. Bowman                          Vice President                         Vice President of Goldman, Sachs & Co.

 Katherine L. Nissenbaum                 Vice President                         Vice President of Goldman, Sachs & Co.

                                                                SCHEDULE II-A-ii
                                                                ----------------

         The name and principal occupation of each member of the Principal
Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., are set forth below.

         The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is
85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard S.
Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 133 Fleet
Street, London EC4A 2BB, England.

         All members listed below except Richard S. Sharp, Sanjeev K. Mehra and
Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L.
Schwartz is a citizen of France.


Name                                    Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Peter M. Sacerdote                      Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman                     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Managing Director of Goldman, Sachs & Co.

Robin Neustein                          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Managing Director of Goldman, Sachs & Co.



Name                                    Present Principal Occupation
------------------------------------------------------------------------------------------------------------


Gene T. Sykes                           Managing Director of Goldman, Sachs & Co.

Henry Cornell                           Managing Director of Goldman, Sachs & Co.

Robert V. Delaney                       Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                        Managing Director of Goldman Sachs International

Barry S. Volpert                        Managing Director of Goldman Sachs International

Sanjeev K. Mehra                        Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                        Managing Director of Goldman, Sachs & Co.

Scott B. Kapnick                        Managing Director of Goldman Sachs International

Peter G. Sachs                          Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz                     Managing Director of Goldman Sachs International


                                                                 SCHEDULE II-B-i
                                                                 ---------------

         The name, position and present principal occupation of each executive officer of Stone Street 1992, L.L.C., the sole general partner of Stone Street
Fund 1992, L.P., and the managing general partner of Bridge Street Fund 1992,
L.P., are set forth below.

         The business address for each of the executive officers listed below is 85 Broad Street, New York, New York 10004.

         All executive officers listed below except Sanjeev K. Mehra are United
States citizens. Sanjeev K. Mehra is a citizen of India.


Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Richard A. Friedman                     Vice President                          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Vice President                          Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Vice President                          Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Vice President/Treasurer                Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                          Vice President                          Senior Director of The Goldman Sachs Group, Inc.

Peter M. Sacerdote                      President                               Advisory Director of Goldman, Sachs & Co.

David J. Greenwald                      Vice President                          Managing Director of Goldman, Sachs & Co.



Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------



Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

James B. McHugh                         Assistant Secretary                     Vice President of Goldman, Sachs & Co.

Patrick P. Mulvihill                    Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Sarah Smith                             Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Richard J. Stingi                       Vice President                          Vice President of Goldman, Sachs & Co.

John E. Bowman                          Vice President                          Vice President of Goldman, Sachs & Co.

Katherine L. Nissenbaum                 Vice President                          Vice President of Goldman, Sachs & Co.

                                  SCHEDULE II-C
                                  -------------



         On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

                                                                    SCHEDULE III
                                                                    ------------

CUSIP                    Security            Purchases  Sales     Price     Trade Date  Settlement Date
-------------------------------------------------------------------------------------------------------
928615-10-3      VOICESTREAM WIRELESS CORP       800             120.9375    23-Jun-00    28-Jun-00
928615-10-3      VOICESTREAM WIRELESS CORP     3,450             101.9750    25-May-00    31-May-00
928615-10-3      VOICESTREAM WIRELESS CORP             2,250     150.5940    21-Jul-00    26-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               600     129.3750     2-Jun-00     7-Jun-00
928615-10-3      VOICESTREAM WIRELESS CORP     2,000             130.0000    21-Jul-00    26-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               500     140.0000    21-Jul-00    26-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               500     152.2238    21-Jul-00    26-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               500     153.6225    24-Jul-00    27-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               300     135.8000    25-Jul-00    28-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP       700             130.7760    24-Jul-00    27-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP             5,000     136.5000    20-Jun-00    23-Jun-00
928615-10-3      VOICESTREAM WIRELESS CORP               800     140.0000    11-Jul-00    14-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               500     123.3125     6-Jul-00    11-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP             6,000     117.7396     1-Jun-00     6-Jun-00
928615-10-3      VOICESTREAM WIRELESS CORP       500             123.6875    10-Jul-00    13-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               500     125.0000    10-Jul-00    13-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               500     125.0000    10-Jul-00    13-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP       500             123.6875    10-Jul-00    13-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP             2,400     143.0000    24-Jul-00    27-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP             1,400     143.0000    24-Jul-00    27-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               450     143.0000    24-Jul-00    27-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               450     143.0000    24-Jul-00    27-Jul-00
928615-10-3      VOICESTREAM WIRELESS CORP               450     143.0000    24-Jul-00    27-Jul-00
928615-9B-L      CALL/VSTR(BWUBL) @ 160                   50    2300.0000     7-Jul-00    10-Jul-00
928615-9G-F      CALL/VSTR(BWUGF) @ 130           25            1445.0000    11-Jul-00    12-Jul-00
928615-9G-F      CALL/VSTR(BWUGF) @ 130                    5    1325.0000    11-Jul-00    12-Jul-00
928615-9G-H      CALL/VSTR(BWUGH) @ 140                    5     750.0000    11-Jul-00    12-Jul-00
928615-9G-J      CALL/VSTR(BWUGJ) @ 150                   10     400.0000    11-Jul-00    12-Jul-00
928615-9G-J      CALL/VSTR(BWUGJ) @ 150            5             400.0000    11-Jul-00    12-Jul-00
928615-9G-J      CALL/VSTR(BWUGJ) @ 150            3             212.5000    21-Jul-00    24-Jul-00